

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2018

James Sagemark
Chief Executive Officer
InSitu Biologics, Inc
38730 Woodlane Drive
Suite 102
Woodbury, MN 55125

      Re: InSitu Biologics, Inc
          Amended Draft Offering Statement on Form 1-A
          Submitted on May 10, 2018
          CIK No. 0001723443

Dear Mr. Sagemark:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Submitted May 10, 2018

General

1.   We refer to the video online at https://www.manhattanstreetcapital.com/insitu-biologics-0 and note that it contains statements
and predictions which are not supported by information in your Offering Circular, including:

- you have demonstrated that your product candidate is safe and effective; and
- your product is likely to be on the market soon.

Please remove the video. Please refer to Rule 255 of Regulation A.

<u>Use of Proceeds, page 34</u>

2. We note your response to comment 1. However, the comment was intended to illicit information about what you can expect to achieve assuming you are to raise 10%, 25%, 50%, 75% and 100% of the maximum amount of proceeds and when you expect you will need to raise additional funds. Given your disclosure that you can slow down product development based on available funds, please expand the discussion to clarify how far in the development process you expect to achieve assuming you are able to raise 10%, 25%, 50%, 75% and 100% of the maximum offering and explain how your timeline will change given varying proceeds.

<u>Description of the Business, page 41</u>

3. We note your revised disclosure in response to prior comment 5. Please revise the description of your business describe the regulatory process, including all clinical trials you must perform before your product candidate can be considered for FDA approval.

4. We note your revised disclosure in response to prior comment 3. Please expand your discussion of the agreement to describe the products that are covered by the agreement, disclose the requirement that you purchase product supply from Lifecor, all term and termination provisions, quantify the initial license fee and quantify aggregate potential milestone payments. Please note, we consider this information to be material to investors and therefore, confidential treatment is not appropriate.

<u>Summary , page 41</u>

5. We note your revised disclosure in response to prior comment 6. Safety and efficacy are assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entity. Please remove all references to your product candidates being safe or effective. For example, see page 56: "AnestaGel was proven to last longer and provide a greater analgesic effect than EXPAREL"; "bupivacaine was proven to be released from AnestaFel into the blood as long as 96-120 hours after injection..."; and "clearly demonstrated pain relief without toxic effect."

6. We note your revised disclosure in response to prior comment 7 and note that your agreement with Lifecore provides that Lifecore retained the right to supply the product to you during the term of the agreement. If Lifecore is the manufacturer you refer to as your manufacturing partner, please revise to disclose this information and disclose that Landec Corporation is Lifecore's parent, which is the public company you reference. If Lifecore is not your supplier, please identify your supplier. Additionally, clarify the significance the numerous patents and trade secrets to your business. Provide a discussion of the manufacturing partnership agreement terms and file it as an exhibit or provide the basis for your determination that it is not required.

Overview of Clinical Data & Process, page 56

7.   We note your revised disclosure in response to prior comment 12. Please provide the details and parameters of your preclinical trials, including clinical endpoints, duration of treatment, metrics utilized, statistical significance, etc. We note that your revised disclosure references Appendix Four. However, you have not filed an appendix and all disclosure must be included in your offering statement.

Directors, Executive Officers and Significant Employees, page 62

8.   We note your revised disclosure in response to prior comment 12.   Please disclose the dates of Messrs. Segermark, Knapp, and Taylor principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please see Item 10(c) of Part II of Form 1-A.

Exhibits

9.   Please refile you agreements to file each one separately, include exhibits to each agreement and identify each agreement in the exhibit index. If you seek confidential treatment for portions of any agreements filed as exhibits pursuant to Rule 251(e) of Regulation (e), you must mark the exhibit index and the agreement to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment. Please see Staff Legal Bulletin No. 1 (with Addendum) Confidential Treatment Requests dated February 28, 1997 for guidance.

10.   Additionally, we note that many of the exhibits filed appear to be unexecuted versions of the agreements that do not include dates and have not been executed. Please file executed versions of these agreements.

        You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance